EX-28.d.2.h.i

EXHIBIT A

SUBADVISORY AGREEMENT

AMONG

NATIONWIDE FUND ADVISORS,

NATIONWIDE VARIABLE INSURANCE TRUST

AND PUTNAM INVESTMENT MANAGEMENT, LLC

Effective November 9, 2007

As amended July 8, 2011*

Funds of the Trust	Subadvisory Fees
NVIT Multi-Manager Small Company Fund	0.45% on Subadviser Assets up to $200 million; and 0.40% on Subadviser Assets of $200 million and more

*	As approved at the June 15, 2011 Board Meeting.

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IN WITNESS WHEREOF, the parties hereto have executed this Exhibit A on the effective date set forth above.

TRUST
NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

ADVISER
NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

SUBADVISER
PUTNAM INVESTMENT MANAGEMENT, LLC

By:	/s/ Scott C. Sipple
Name:	Scott C. Sipple
Title:	Head of Strategic Relationship Management